Derek Stoldt 212.836.8032 dstoldt@kayescholer.com 425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.6532 www.kayescholer.com

April 8, 2011

Via EDGAR and By Hand

Pamela Long

Craig Slivka

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	TMS International Corp.

Registration Statement on Form S-1

File No.: 333-166807

Dear Ms. Long and Mr. Slivka:

TMS International Corp. (the “Company”) has filed today with the Securities and Exchange Commission via EDGAR Amendment No. 8 (“Amendment No. 8”) to its Registration Statement on Form S-1 (the “Registration Statement”). Four clean copies of Amendment No. 8, and four copies that are marked to show changes from Amendment No. 7 to the Registration Statement, are enclosed with the hand delivery of this letter for your convenience.

The disclosure contained in the Registration Statement has been amended by Amendment No. 8 solely to include a Recent Developments section that describes the preliminary first quarter 2011 financial results of the Company. This disclosure has been made in a manner consistent with our conversations and written correspondence of April 4, 2011 with members of the Staff. The Company is concurrently making the same disclosure by way of a Free Writing Prospectus.

Given the potential government shut down, we request effectiveness of the Registration Statement on behalf of the Company for today, Friday, April 8, 2011. We are prepared to immediately file a formal written acceleration request.

Pamela Long Craig Slivka	- 2 -	April 8, 2011

Please contact the undersigned at (212) 836-8032, or Joel I. Greenberg, Esq. at (212) 836-8201, with any questions or comments you may have regarding the Registration Statement.

Sincerely,

/s/ Derek Stoldt

Derek Stoldt

cc:	Joseph Curtin

Daniel Rosati

Leon Z. Heller, Esq.

Thomas E. Lippard, Esq.

Daniel Bursky, Esq.

Andrew Barkan, Esq.

Joel I. Greenberg, Esq.